UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 21)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY S. BAHRAMBEYGUI

C/O THE PRICE GROUP LLC

7777 FAY AVENUE, SUITE 300

LA JOLLA, CALIFORNIA 92037

TELEPHONE (858) 551-2319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Robert E. Price
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 833,905 (See Item 5)
		8.	Shared Voting Power 7,063,285 (See Item 5)
		9.	Sole Dispositive Power 833,905 (See Item 5)
		10.	Shared Dispositive Power 7,063,285 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,897,190 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%[1]
14.	Type of Reporting Person (See Instructions) IN

1 Based upon 30,371,082 shares of Common Stock outstanding as of March 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP No. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Price Charities (formerly known as San Diego Revitalization Corp.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0 (See Item 5)
		8.	Shared Voting Power 2,594,421 (See Item 5)
		9.	Sole Dispositive Power 0 (See Item 5)
		10.	Shared Dispositive Power 2,594,421 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,594,421 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%[2]
14.	Type of Reporting Person (See Instructions) OO - Nonprofit Corporation

2 Based upon 30,371,082 shares of Common Stock outstanding as of March 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2016.

CUSIP No. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Price Philanthropies Foundation (formerly known as Price Family Charitable Fund)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐

	(b)		☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0 (See Item 5)
		8.	Shared Voting Power 1,793,634 (See Item 5)
		9.	Sole Dispositive Power 0 (See Item 5)
		10.	Shared Dispositive Power 1,793,634 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,793,634 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%[3]
14.	Type of Reporting Person (See Instructions) OO - Nonprofit Corporation

3 Based upon 30,371,082 shares of Common Stock outstanding as of March 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2016.

This Amendment No. 21 (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price and Sol Price, natural persons, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto, filed with the SEC on July 21, 2009, and by Amendment No. 13 thereto, filed with the SEC on September 8, 2010, and by Amendment No. 14 thereto, filed with the SEC on September 24, 2010, and by Amendment No. 15 thereto, filed with the SEC on January 27, 2011, and by Amendment No. 16 thereto, filed with the SEC on May 25, 2011, and by Amendment No. 17 thereto, filed with the SEC on June 27, 2011, and by Amendment No. 18 thereto, filed with the SEC on March 22, 2012, and by Amendment No. 19 thereto, filed with the SEC on November 9, 2012, and by Amendment No. 20 thereto, filed with the SEC on December 2, 2013 (such Schedule 13D, as so amended, being this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f)	This Amendment is being jointly filed by (i) Robert E. Price, a natural person and citizen of the United States of America, (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation (“Price Charities”), and (iii) Price Philanthropies Foundation, a Delaware corporation (formerly known as Price Family Charitable Fund, a California nonprofit public benefit corporation) (collectively, the “Reporting Persons”).

The directors and officers of Price Charities (collectively, the “Price Charities Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Chairman and President
Allison Price	Director, Vice President and Vice Chair
Sherry S. Bahrambeygui	Director, Executive Vice President, Secretary and Vice Chair
Dede Alpert	Director
Sue Reynolds	Director
Jack Knott	Director
Jeff Fisher	Chief Financial Officer
Todd Gloria	Director

The directors and officers of Price Philanthropies Foundation (collectively, the “Price Philanthropies Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Chairman and President
Allison Price	Director Vice President and Vice Chair
Sherry S. Bahrambeygui	Director, Executive Vice President, Secretary and Vice Chair
Edward Spring	Director
William Gorham	Director
Jeff Fisher	Chief Financial Officer

(b)-(c)

Each Reporting Person, Price Charities Director and Officer and Price Philanthropies Director and Officer disclaims membership in a group with any person with respect to any PriceSmart Common Stock.

The principal executive office of Price Charities, and the principal business address of each of Mr. R. Price, Price Philanthropies Foundation, each of the Price Charities Directors and Officers, and each of the Price Philanthropies Directors and Officers, is 7777 Fay Avenue, Suite 300, La Jolla, California 92037.

The principal business of Price Charities is to function as a public charity. The principal business of Price Philanthropies Foundation is to function as a private foundation. The principal occupation of Mr. R. Price is President of Price Charities and Price Philanthropies Foundation. Mr. R. Price also is Chairman of the Board of Directors of PriceSmart, a manager of The Price Group LLC, and a trustee of various family trusts. The principal occupation of Ms. A. Price is homemaker. Ms. A. Price is also a trustee of various family trusts. The principal occupation of Ms. Bahrambeygui is manager of The Price Group LLC, Executive Vice President and Secretary of Price Charities, Executive Vice President and Secretary of the Price Philanthropies Foundation and director of the Issuer. The principal occupation of each of Mr. Gorham and Ms. Alpert is self-employed investor. The principal occupation of Mr. Fisher is Chief Financial Officer of Price Charities and an employee of The Price Group LLC. The principal occupation of Mr. Knott is Dean and Professor of the School of Policy, Planning and Development at the University of Southern California. The principal occupation of Ms. Reynolds is community developer. The principal occupation of Mr. Spring is attorney. The principal occupation of Mr. Gloria is council member for the City of San Diego.

(d)-(e)    During the last five years, none of the Reporting Persons, nor any of the Price Charities Directors and Officers or Price Philanthropies Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On May 10, 2016, Price Charities, the Robert & Allison Price Charitable Trust, Price Philanthropies Foundation, The Price Group LLC and the Robert & Allison Price Trust each entered into a Stock Purchase Agreement with T. Rowe Price Associates, Inc., as investment adviser for and on behalf of certain funds and accounts, pursuant to which the following shares of PriceSmart Common Stock were sold at a price per share of $84.00: (i) 165,050 shares were sold by Price Charities, (ii) 119,025 shares were sold by the Robert & Allison Price Charitable Trust, (iii) 114,106 shares were sold by Price Philanthropies Foundation, (iv) 53,046 shares were sold by The Price Group LLC, and (v) 48,773 shares were sold by the Robert & Allison Price Trust.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)4,5,6

(1) Robert E. Price

Mr. R. Price presently may be deemed to beneficially own an aggregate of 7,897,190 shares of PriceSmart Common Stock, which represents approximately 26.0% of the outstanding Common Stock. Of such shares, Mr. R. Price may be deemed to have sole voting and dispositive power with respect to 833,905 shares and shared voting and dispositive power with respect to 7,063,285 shares. Of the shares for which Mr. R. Price may be deemed to have sole voting and dispositive power, (i) 833,825 shares are owned directly by The Price Group LLC which Mr. R. Price is the controlling manager of, and (ii) 80 shares are held in Mr. R. Price’s 401(k) retirement account. Of the shares for which Mr. R. Price may be deemed to have shared voting and dispositive power, (i) 2,594,421 shares are owned directly by Price Charities which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares; (ii) 766,662 shares are owned directly by the Robert & Allison Price Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 1,870,958 shares are owned directly by the Robert & Allison Price Charitable Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may deemed to share voting and dispositive power over such shares; (iv) 18,805 shares are owned directly by the Sarah Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Ms. Sarah Price Keating are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 18,805 shares are owned directly by the David Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Mr. David Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vi) 1,793,634 shares are owned by the Price Philanthropies Foundation which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares. Ms. A. Price is the wife of Mr. R. Price. Ms. A. Price may be deemed to beneficially own 45,000 shares held by family trusts of which she is the sole trustee. To the extent she may be deemed to beneficially own any other shares of PriceSmart Common Stock, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price. Each of Mr. R. Price, Ms. A. Price, Ms. Bahrambeygui, Ms. Price Keating, and Mr. D. Price disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

4 Each of the Price Charities Directors and Officers, other than Mr. R. Price, expressly disclaims beneficial ownership of the PriceSmart shares of Common Stock held by the Price Charities and accordingly has excluded such shares from the number of shares of PriceSmart Common Stock reported as beneficially owned. Mr. R. Price disclaims beneficial ownership of the PriceSmart shares of Common Stock held by Price Charities except to the extent of his voting and/or dispositive power.

5 Each of the Price Philanthropies Directors and Officers, other than Mr. R. Price, expressly disclaims beneficial ownership of the PriceSmart shares of Common Stock held by the Price Philanthropies Foundation and accordingly has excluded such shares from the number of shares of PriceSmart Common Stock reported as beneficially owned. Mr. R. Price disclaims beneficial ownership of the PriceSmart shares of Common Stock held by Price Charities except to the extent of his voting and/or dispositive power.

6 Based upon 30,371,082 shares of Common Stock outstanding as of March 31, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2016.

(2) Price Charities

Price Charities may be deemed to beneficially own an aggregate of 2,594,421 shares of PriceSmart Common Stock, which represents approximately 8.5% of the outstanding Common Stock. Of such shares, Price Charities may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 2,594,421 shares of Common Stock. Price Charities may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of Price Charities. Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(3) Price Philanthropies Foundation

The Price Philanthropies Foundation (formerly known as Price Charities Family Fund) may be deemed to beneficially own an aggregate of 1,793,634 shares of PriceSmart Common Stock, which represents approximately 5.9% of the outstanding Common Stock. Of such shares, the Price Philanthropies Foundation may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 1,793,634 shares of Common Stock. The Price Philanthropies Foundation may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of the Price Philanthropies Foundation. Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(4) Sherry S. Bahrambeygui

Ms. Bahrambeygui may be deemed to beneficially own an aggregate of 121,572 shares of PriceSmart Common Stock, which represents approximately 0.4% of the outstanding Common Stock. Of such shares, Ms. Bahrambeygui may be deemed to have sole voting power with respect to 79,324 shares, sole dispositive power with respect to 79,324 shares, and shared voting and dispositive power with respect to 42,248 shares. Of the shares for which Ms. Bahrambeygui may be deemed to have sole voting and dispositive power, (i) 3,200 shares represent shares that underlie stock options held by Ms. Bahrambeygui which are currently exercisable or exercisable within 60 days of the date hereof for shares of Common Stock; (ii) 1,791 shares represent shares of restricted stock for which Ms. Bahrambeygui has sole voting power (but only 405 of which she has sole dispositive power);and (iii) 74,333 shares are owned by the Hosey Family Trust of which Ms. Bahrambeygui is a co-trustee of, but for which she has sole voting and dispositive power. Of the shares for which Ms. Bahrambeygui may be deemed to have shared voting and dispositive power, (i) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Max Edward Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the Sarah Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vii) 2,000 shares are owned directly by Ms. Bahrambeygui’s minor children. Each of Ms. Bahrambeygui, Mr. R. Price, Mr. Spring and Mr. Hosey disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(5) William Gorham

Mr. Gorham presently beneficially owns 3,000 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. Of such shares, he may be deemed to have sole voting and dispositive power with respect to 3,000 shares and shared voting and dispositive power with respect to 0 shares.

(6) Dede Alpert

Ms. Alpert presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(7) Sue Reynolds

Ms. Reynolds presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(8) Jack Knott

Mr. Knott presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(9) Jeff Fisher

Mr. Fisher presently beneficially owns 1,000 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. Of such shares, he may be deemed to have sole voting and dispositive power with respect to 1,000 shares and shared voting and dispositive power with respect to 0 shares.

(10) Edward Spring

Mr. Spring presently may be deemed to beneficially own an aggregate of 41,811 shares of PriceSmart Common Stock, which represents approximately 0% of the outstanding Common Stock. Of such shares, Mr. Spring may be deemed to have sole voting and dispositive power with respect to 1,563 shares and shared voting and dispositive power with respect to 40,248 shares. Of the shares for which Mr. Spring may be deemed to have sole voting and dispositive power, (i) 1,350 shares are owned directly by Mr. Spring and (ii) 213 shares are held in Mr. Spring’s 401(k) retirement account. Of the shares for which Mr. Spring may be deemed to have shared voting and dispositive power, (i) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 12,500 shares are owned directly by the Sarah Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (vi) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Mr. Spring and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares. Each of Mr. Spring and Ms. Bahrambeygui disclaim beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(11) Todd Gloria

Mr. Gloria beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock. He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

Each of Ms. Brewer, Ms. Price Keating, Mr. D. Price, and Mr. Hosey is a citizen of the United States of America. The principal occupations of each of the foregoing are as follows: Ms. Brewer is an employee of The Price Group LLC, Ms. Price Keating is a homemaker, Mr. D. Price is an employee of The Price Group, LLC, and Mr. Hosey is an attorney.

(c) The following transactions in PriceSmart’s Common Stock were effected by the Reporting Persons and Price Charities Directors and Officers in the 60 days prior to the filing date of this Amendment:

Party Effecting Transaction	Transaction Date	Shares Disposed	Price Per Share	Description of Transaction
Robert & Allison Price Charitable Trust	3/31/2016	26,478	$0	Trust Distribution
Price Charities	5/10/2016	165,050	$84.00	Private Sale
Robert & Allison Price Charitable Trust	5/10/2016	119,025	$84.00	Private Sale
Price Philanthropies Foundation	5/10/2016	114,106	$84.00	Private Sale
The Price Group LLC	5/10/2016	53,046	$84.00	Private Sale
Robert & Allison Price Trust	5/10/2016	48,773	$84.00	Private Sale
Robert E. Price in capacity as trustee of Benjamin Price Trust UTD 9/22/89	5/12/2016	5,210	$0	Trust Distribution

7 These shares were distributed to the Robert & Allison Price Trust.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

As disclosed in Item 4 of this Schedule 13D, on May 10, 2016, Price Charities, the Robert & Allison Price Charitable Trust, Price Philanthropies Foundation, The Price Group LLC and the Robert & Allison Price Trust each entered into a Stock Purchase Agreement with T. Rowe Price Associates, Inc., as investment adviser for and on behalf of certain funds and accounts, pursuant to which the following shares of PriceSmart Common Stock were sold at a price per share of $84.00: (i) 165,050 shares were sold by Price Charities, (ii) 119,025 shares were sold by the Robert & Allison Price Charitable Trust, (iii) 114,106 shares were sold by Price Philanthropies Foundation, (iv) 53,046 shares were sold by The Price Group LLC, and (v) 48,773 shares were sold by the Robert & Allison Price Trust. The foregoing description of the Stock Purchase Agreements is qualified in their entirety by reference to the actual agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following additional exhibits:

Exhibit
No.	Description of Exhibit

12	Stock Purchase Agreement, dated May 10, 2016, by and among Price Charities, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

13	Stock Purchase Agreement, dated May 10, 2016, by and among the Robert & Allison Price Charitable Trust, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

14	Stock Purchase Agreement, dated May 10, 2016, by and among Price Philanthropies Foundation (formerly known as Price Family Charitable Fund), T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

15	Stock Purchase Agreement, dated May 10, 2016, by and among The Price Group LLC, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

16	Stock Purchase Agreement, dated May 10, 2016, by and among the Robert & Allison Price Trust, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2016

PRICE CHARITIES

/s/ Sherry S. Bahrambeygui
By:	Sherry S. Bahrambeygui
Title:	Executive Vice President, Secretary and Vice Chair

PRICE PHILANTHROPIES FOUNDATION

/s/ Robert E. Price
By:	Robert E. Price
Title:	Chairman and President

ROBERT E. PRICE

/s/ Robert E. Price